# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Constellium SE, CIK 0001563411
CUSIP: F21107101
Title of class of securities: Ordinary Shares, nominal value EUR0.02 per share
Address of issuer's principal executive offices: 300 East Lombard Street, Suite 1710, Baltimore, Maryland (MD), 21202
Date of event which requires filing of this statement: 05/26/2026
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33 1 53 89 55 73; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9th Street NW, Suite 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Caisse des Depots (CDC): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 8,403,903; sole dispositive power 0; shared dispositive power 8,403,903; aggregate amount beneficially owned 8,403,903 (6.2% of the class)
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 8,403,903; sole dispositive power 0; shared dispositive power 8,403,903; aggregate amount beneficially owned 8,403,903 (6.2% of the class)
- Bpifrance S.A. (CIK 0001731118): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 8,403,903; sole dispositive power 0; shared dispositive power 8,403,903; aggregate amount beneficially owned 8,403,903 (6.2% of the class)
- EPIC Bpifrance (CIK 0001731121): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 8,403,903; sole dispositive power 0; shared dispositive power 8,403,903; aggregate amount beneficially owned 8,403,903 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.02 per share
Name of issuer: Constellium SE
Address of issuer's principal executive offices: 300 East Lombard Street, Suite 1710, Baltimore, Maryland (MD), 21202
Comment:
Introductory Statement:
This Amendment No. 6 (this "Amendment") is being filed by Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC"), Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance"), and Caisse des depots, a French special public entity (etablissement special) ("CDC") (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
This Amendment relates to the Ordinary Shares, nominal value Euro 0.02 per share (the "Ordinary Shares") of Constellium SE (the "Issuer"). This Amendment amends the Statement on Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the "SEC") on June 10, 2013, as amended by Amendment No. 1 filed with the SEC on July 25, 2013, Amendment No. 2 filed with the SEC on September 7, 2017, Amendment No. 3 filed with the SEC on November 8, 2017, Amendment No. 4 filed with the SEC on August 10, 2023, and Amendment No. 5 filed with the SEC on June 6, 2024 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Information concerning the executive officers and directors of Bpifrance Participations, EPIC, Bpifrance, and CDC required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.4 to this Amendment and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.4 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.4 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:
On May 26, 2026, Bpifrance Participations sold 4,190,000 Ordinary Shares by two block trades each at $33.89 per share.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:
As of the date hereof, Bpifrance Participations holds directly 8,403,903 Ordinary Shares, which represents approximately 6.2% of the Issuer's Ordinary Shares. As of the date hereof, none of Bpifrance S.A., CDC, or EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 8,403,903 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of 8,403,903 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

The ownership percentages are calculated based on 136,150,450 Ordinary Shares outstanding as of April 1, 2026, as reported by the Issuer in its definitive proxy statement filed with the SEC on April 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:
See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:
The information set forth in Item 4 is hereby incorporated by reference to this Item 5(c). Except as disclosed in this Amendment, there have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
In connection with the block sales described above in Item 4, Bpifrance Participations has agreed, for a period of 60 days, to not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Issuer or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Issuer subject to certain exceptions and approvals.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1: Power of Attorney -- CDC (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by Bpifrance Participations on September 7, 2017).

EX 99.2: Power of Attorney -- Bpifrance S.A (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed by Bpifrance Participations on September 7, 2017).

EX 99.3: Power of Attorney -- EPIC and Bpifrance Participations (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13G filed by Bpifrance Participations on February 14, 2017).

EX 99.4: Information with respect to the Directors and Executive Officers of the Reporting Persons.

## Signatures
- Caisse des Depots (CDC): /s/ Laurence Giraudon, Laurence Giraudon/ Chief Operating Officer, Finance and Operations Department, Asset Management Division (05/28/2026)
- Bpifrance Participations S.A.: /s/ Sophie Paquin, Sophie Paquin/Director of Legal Affairs (05/28/2026)
- Bpifrance S.A.: /s/ Boubakar Dione, Boubakar Dione/Group Director of Legal Affairs (05/28/2026)
- EPIC Bpifrance: /s/ Sophie Paquin, Sophie Paquin/Director of Legal Affairs (05/28/2026)